VIA EDGAR

March 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Stevia First Corp.

Registration Statement on Form S-1, as amended

File No. 333-185215

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Stevia First Corp. (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 5:00 PM Eastern Standard Time on March 6, 2013, or as soon thereafter as possible.

The Company hereby acknowledges that:

  Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Brooke of Stevia First Corp. at (530) 231-7800 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

STEVIA FIRST CORP.

/s/ Robert Brooke

Name: Robert Brooke

Title: Chief Executive Officer